UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY	:	00124

TAX IDENTIFICATION NUMBER	:	91.144.000-8

In accordance with the provisions of Article 9 and Article 10, paragraph two of Law No. 18,045, and General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, and duly authorized to that effect by the board of directors, I hereby inform the following regarding Embotelladora Andina S.A. (the “Company”), its business, its values of public offering or the tender of them as a material event:

On February 2, 2012, the Company and its controllers, Inversiones Freire Limitada and Inversiones Freire Dos Limitada (jointly, “Freire”), and, Embotelladoras Coca-Cola Polar S.A. and its controller, Inversiones Los Aromos Limitada, signed a memorandum of understanding, which contains the general conditions leading to the merger by incorporation to take place between Embotelladoras Coca-Cola Polar S.A. and the Company, which would be the acquiring company (“Memorandum of Understanding”).

According to the aforementioned memorandum, since the date signing, a promissory merger agreement will be negotiated in good faith which will contain the final terms and conditions thereof, and every reasonable effort will be made in order to conclude this process on a date yet to be determined but in any event, no later than March 15, 2012, along with a shareholders agreement format that will be signed between Freire and Inversiones Los Aromos Limitada once the merger materializes.

On this date, the subscribing Parties have amended the Memorandum of Understanding in the sense of extending the date to subscribe the promissory merger agreement (“Promissory Agreement”), from March 15, 2012 to March 30, 2012, since the Parties and their advisors, in Chile as well as at their foreign subsidiaries, are in the process of preparing the accounting and legal documentation, and in the process of completing the negotiation of the terms and conditions of the Promissory Agreement.

Santiago, March 15, 2012.

(signed)

Jaime Cohen

Chief legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, March 15, 2012